EXHIBIT 8
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Subsidiaries as at December 31, 2010

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise, Inc., or CURE	Philippines	Cellular mobile services	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV, (formerly known as Pilipino Telephone Corporation, or Piltel) and Subsidiaries, or PCEV Group	Philippines	Investment company	—	99.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	51.0
Telesat, Inc., or Telesat*	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite*	Philippines	Satellite communications services	67.0	—
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc., or SNMI*	Philippines	Data and network services	100.0	—
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services, or VAS	75.0	—
Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and IT-related services	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0
SPi CRM Inc., or SPi CRM (formerly ePLDT Ventus, Inc.)**	Philippines	Customer relationship management	—	100.0
Parlance Systems, Inc., or Parlance**	Philippines	Customer relationship management	—	—
Vocativ Systems, Inc., or Vocativ**	Philippines	Customer relationship management	—	—
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	—	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	—	75.0
Level Up!, Inc., or Level Up!	Philippines	Publisher of online games	—	57.5
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5

*	Ceased commercial operations

**	On April 8, 2010, SPi CRM, Parlance and Vocativ were merged, with SPi CRM as the surviving entity.

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